Exhibit 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	Three Months Ended March 31
	2012	2011
	(Amounts in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$321	$21
Fixed charges excluding preferred stock dividends and accretion	98	112

Income (loss) for computation excluding interest on deposits	419	133

Interest expense excluding interest on deposits	82	96
One-third of rent expense	16	16
Preferred stock dividends and accretion	54	52

Fixed charges including preferred stock dividends and accretion	152	164

Ratio of earnings to fixed charges, excluding interest on deposits	2.76x	0.81x

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$321	$21
Fixed charges excluding preferred stock dividends and accretion	186	251

Income for computation including interest on deposits	507	272

Interest expense including interest on deposits	170	235
One-third of rent expense	16	16
Preferred stock dividends and accretion	54	52

Fixed charges including preferred stock dividends and accretion	240	303

Ratio of earnings to fixed charges, including interest on deposits	2.11x	0.90x